Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated June 17, 2011
LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media
The article attached as Exhibit A appeared in the Wall Street Journal on June 15, 2011.
The article was prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to any publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.
Statements in the articles attached that are not attributed directly to Mr. Sanborn or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.
You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.
Forward-Looking Statements
Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A
Peer-to-Peer Loans Grow
Fed Up With Banks, Entrepreneurs Turn to Internet Sites
Some small-business owners, rejected by banks or fed up with bad lending terms, are turning to Internet sites that match borrowers with giant pools of lenders when they need funds. That has driven growth and increased the public profile of a sector that was briefly shut down by regulators during the financial crisis.
In the past year, Prosper Marketplace Inc. and Lending Club Corp., which run the nation’s two biggest peer-to-peer lending sites, have reported a sharp upturn in personal loans used to fund small businesses. The sites work like eBay-style marketplaces, matching prequalified borrowers to lenders.
Together, the sites have generated more than $500 million in personal loans in the past five years. And while most of the loans are used to pay off credit cards, the proportion of the funds used to finance small businesses is rising.
In November, Nansee Kim-Parker raised $20,000 on LendingClub.com in less than two weeks to open TokyoMoto, a San Francisco motorcycle-repair shop. After clearing a prescreening process, she posted details of her background and her business idea and attracted hundreds of small lenders from around the country. Her loan has a three-year fixed interest rate of 9.85%. “It’s like a village, gathering support here and there,” says Ms. Kim-Parker, who calls traditional bank credit “unaffordable” for small businesses.
Lydia Hamilton-Monnie says she was turned down by three banks before raising $25,000 on Prosper last year to open a plus-size women’s apparel store in Milwaukee. With a three-year fixed rate of 12% on the loan, Ms. Hamilton-Monnie says she is on track to pay back her nearly 1,000 lenders by December 2012.
Peer-to-peer lending sites, which first appeared in the U.S. five years ago, charge borrowers a fee for connecting them to a network of lenders, who put up anywhere from $25 to $1,000. Lenders are paid back with interest, with the rate set on the basis of a site-assigned credit rating, minus the site’s fee. Most loans are for less than $10,000, but they can exceed $30,000.
Since riskier borrowers offer lenders better returns, the sites often back loans that many banks would reject out of hand or approve with higher interest rates. But by spreading risk, peer-to-peer loans tend to have lower interest rates than comparable bank loans, consumer-credit experts say.
As a result, they’re filling a niche for small-business credit. Indeed, according to Federal Reserve data, as many as 80% of the nation’s small businesses haven’t applied for a bank loan in the past five years, with many expecting to be rejected or unable to afford the terms.
Based in San Francisco, Calif., LendingClub.com’s small-business lending rose 40% in 2010 and is expected to grow an additional 80% by year’s end, according to Scott Sanborn, the site’s chief marketing officer. In May, the site oversaw $18.5 million in loans. About 7.5% were used for small businesses, with those loans averaging $13,000.

“The rates are simply lower than they get at a bank and there are fewer hoops to jump through,” Mr. Sanborn says. “On the investor side, they really like the idea of investing in a business and giving [it] a boost.”
San Francisco-based Prosper.com recently reported a 38% increase in total loan volume over the first quarter. In April, the site originated more than $5 million in loans, with small businesses accounting for 11% of them, a 19% increase from March, according to data provided by the site.
The average small-business loan in April was $8,147. Loans being usedfor start-ups and small businesses have grown 85% in the past six months.
“Traditional financing sources are still very tight,” says Chris Larsen, Prosper’s chief executive.
“Peer-to-peer platforms allow anyone in the country to be a lender, and our lenders are finding that small businesses are a good way to make a return on their money.”
Yet the risks are real. Two years ago, regulators forced the sites to stop issuing notes to lenders unless they were registered with the Securities and Exchange Commission.
Lenders, who are generally individuals rather than high-net-worth hedge funds or money managers, risk losing their savings on a nascent business that may not succeed in a tough economy. In December, the North American Securities Administrators Association, a Washington-based trade group, citing high default rates, warned that peer-to-peer lenders may have no legal way to pursue borrowers who default.
Nearly a fifth of all loans made on Prosper in its first three years went bad, leaving the many lenders with a negative return on investment.
Tougher screening since the SEC crackdown has cut the default rate below 3%, roughly in line with Lending Club and only slightly higher than the default rates for banks, credit cards and other traditional sources of consumer credit, according to the S&P/Experian consumer credit default index.
There also are drawbacks for borrowers. For cash-strapped entrepreneurs, a missed monthly loan payment can hurt credit scores, reducing their chances of getting a larger business loan down the road. But peer-to-peer borrowers are sometimes less careful about making payments to the sites than they would be to a bank, says Beverly Harzog, a consumer andsmall-business credit analyst at credit.com. “These are real loans, and they should be taken seriously,” Ms. Harzog says.
At the same time, pressure to reduce default rates is freezing out less credit-worthy entrepreneurs. To date, Lending Club has refused 267,196 of 293,936 loan requests, or about 90% of all applications, based on poor credit scores, among other factors.
“They’ve really raised the bar,” Ms. Harzog says. “A couple of years ago it was much easier for borrowers to get in on the ground floor. It’s much harder now.”